Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended		Fiscal Year Ended
	Aug. 29, 2004	Aug. 24, 2003	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001	May 28, 2000

Ratio of Earnings
to Fixed Charges	3.16	3.30	3.81	3.24	2.50	5.29	6.25

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before taxes and earnings from joint ventures, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents.

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